FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

[The following was posted on Oracle Corporation’s website on September 20, 2005]

ORACLE CORPORATION

Oracle and Siebel Townhall Meeting

San Francisco, California

September 19, 2005

So the idea was to combine of course the complementary capabilities of Oracle and Siebel and also to retain the key personnel, the critical people here are going to be key to helping us not only maintain existing products, but obviously build Fusion products as well in the area of CRM.

So the rationale of course is consistent with what we’ve already been doing. We need great domain expertise, great products in every area of the enterprise. And so what this does is bring together our expertise in ERP, a lot of back office applications with Siebel’s expertise in the front office around customers.

It strengthens our relationships with customers and with partners and the timing is perfect. If we’re going to start to build these Fusion era applications as I described this morning, you need the content now. You need the understanding, the expertise in these areas now so we can bake their thinking, those features, those functions, those requirements into the next generation of products as we go forward.

So the timing is partially driven by that. This is perfect for us as we start to work on Fusion applications.

So product evolution, which I’m sure many of you are interested in. You’ve probably heard this story before. It’s going to be very similar to what you’ve heard on some of our other products. All products in the CRM area will move forward. You have a path to Fusion from any of these products.

Different customers will make different choices, depending on what they’re already using. In the context of a suite, if they prefer a particular product that’s already a part of that suite. All those would be good choices, whether it’s PeopleSoft CRM, Oracle CRM or soon Siebel CRM, you’ll be able to evolve from that product into Project Fusion.

We’ll take the best-of functionality across all of those products. Again, that’s one of the benefits here you have. People, bright people who have solved this problem many different ways, different angles. And you can take all of

ORACLE CORPORATION

Oracle & Siebel Townhall Meeting

September 19, 2005

that and create a super set product that takes the ideas and moves them forward on a modern platform.

So that’s the story going forward. We’re going to evolve all other products so there’s no need for anyone to worry about disruption to what they’re already using. If you’re thinking about buying a particular product that meets your business needs, you should continue to do that.

So Oracle customer benefits, let me start with that on the customer side of it. So the customers of Oracle, PeopleSoft, JD Edwards, they will benefit right away as well. The more smart people we have about the CRM topic inside of Oracle, the better.

All their products, even near term, start to benefit. Which we’ve already seen as happening in HR. We’re now the number one HR vendor in the world, having both PeopleSoft and Oracle HR, you’re going to have these engineers get together and think of ideas they wouldn’t have thought of separately. That’s already happening and so the same thing will happen here in the area of CRM.

So Siebel CRM will be integrated with Oracle’s applications and infrastructure. Again, as I mentioned this morning, a lot of companies in the software business just spending up to a third of their R&D on infrastructure issues. And we have a large division that does only that, and so we can leverage that across all the applications divisions that we have.

Then of course, access to industry expertise, Siebel had done a lot in particular industries. We’ve done the same thing. We can leverage each other’s knowledge in those industries and help our mutual customers.

So I’m going to let George talk about the benefits to Siebel customers.

MR. GEORGE SHAHEEN: Thanks, Charles. Good afternoon to all of you here in Moscone Center, and I want to thank you for coming and letting Charles and I and others talk to you a little bit about this coming together of these two great companies.

And for those of you around the world on the web, good day, good morning, good evening, whatever it is in your time zone,

ORACLE CORPORATION

Oracle & Siebel Townhall Meeting

September 19, 2005

but we’re delighted to have an opportunity to talk to you about the coming together of Siebel and Oracle.

You know, our two companies have had an interesting relationship. We’ve grown up in the same place about the same time, we’ve competed, we’ve partnered, we serve many of the same customers. So it was very interesting to me the morning of the announcement to begin to call many of these customers and say, “Well, what do you think? This is what’s going on. This is what our management and Oracle management feels is in the best interest of all of you. What do you think about it?”

And almost without exception, a vast preponderance of the reaction was very positive. Why? Because I think our customers felt that the investments they’ve had in Siebel applications are going to continue to be supported and protected. But probably most importantly from their standpoint, will continue to be the centerpiece of Oracle’s Fusion CRM strategy. And that’s good news to our customers.

Secondly, they view the combined vendor, which will be Oracle of course, with complementary product attributes as very positive. And they also are very pleased that Oracle is going to continue to support and enhance the Siebel CRM and analytics solutions. That’s good for them. That’s good news to them.

Also the commitment of Oracle to a deployment option capability including CRM OnDemand, was good news because our customers like that flexibility. They also understand Oracle’s global scale. And certainly our customers feel that that is going to provide them significant enhanced support. And of course, they too will have access to an extended partner ecosystem with increased investment for their common good.

So our customers are extremely positive.

MR. CHARLES PHILLIPS: Great. Do you want to make a few comments on partners?

MR. GEORGE SHAHEEN: Partners, I used to be a partner and I understand a little bit how partners think. And let me break the code for you. Partners will always like what’s in their best interest. And the partners I talk to view this combination in their best interest. And they certainly see

ORACLE CORPORATION

Oracle & Siebel Townhall Meeting

September 19, 2005

the benefits to them of an expanded product footprint in customer facing solutions.

And I think both of our management teams view customer facing solutions as driving the IT spend of probably the next 10 or 15 years clearly. Our customers like the fact that this footprint is going to be much larger.

Also our partners like the fact that they’re going to be able to work with a single vendor to address customer needs for CRM, ERP analytics, customer data integration and infrastructure technologies. It’s simpler for them, it’s more efficient for them and they like that. It’s going to be easier to do business.

Our partners also like the fact that the investments they’ve made both in Oracle and Siebel will be preserved. And ultimately expanded. But this is good news for them. Also, I think our partners view much more opportunities for them, allowing them to further invest in the Oracle ecosystem which will allow them to serve their customers better and perhaps even make a little bit more money for themselves.

So Charles, this is good news all the way around; customers, partners, this is good news.

MR. CHARLES PHILLIPS: Well certainly Siebel was the pioneer in learning how to work with partners and giving them a vested interest to their business. We’ve been getting better at it. We’ll pick up some things I’m sure from Siebel as well, so we’re looking forward to that.

So the customers and the partners are reacting, you’ll just have to read their names since neither one of us can read this up here. But essentially, some major companies came out on day one to start talking about the benefits they see in this combination. And I made a lot of calls as the executive sponsor from accounts Safra did, Craig did, we all did, and we all came back just ecstatic about what we were picking up from the customers saying, “This makes a ton of sense. We were wondering what took so long, we hope this gets done quickly and that this is going to lower my costs and make my life a lot easier.”

So the feedback was just really encouraging and it’s continued to come in with some of these good quotes and these customers have been very helpful saying, “We’ll talk to

ORACLE CORPORATION

Oracle & Siebel Townhall Meeting

September 19, 2005

anybody you want us to talk to, because we wanted this to happen.”

And there were companies’ customers at least six months ago, a year ago coming to all of us and saying, “You know, this combination makes sense, once your guys get together.” And of course, we couldn’t say too much, but eventually we took their advice and hopefully we’ll get this done quickly. But we’re excited about it and this makes it a lot easier when customers are actually driving the idea like this.

So to kind of summarize, George, do you want to give us a few points on Siebel?

MR. GEORGE SHANEEN: We’re very proud and pleased that we actually think we’re bringing a lot to this dance. We’re bringing 3.4, over 3.4 million deployed users. We have over 4,000 absolutely, we believe, global world-class companies and entities who are on the Siebel platform. In fact, I like to tell our people every day 3.4 million people show up to work and sit in front of your technology. That’s nothing to take lightly.

We have the largest enterprise of CRM deployments around the world. We have enterprises who have tens of thousands of seats, they rely on us very heavily. We believe we have shown that there is a proven return on investment for our customers. We have best practices and most importantly, I think, the domain expertise in the CRM space.

This is our space, we developed it, we cultivated it, we grew it, we created an industry and we feel we know a lot about the customer and we think that’s going to be very helpful to the combined company going forward.

We have 5,000 employees located around the world in 80 offices and 33 countries. And we have revenue of around $1.3 billion. So although we’re not as big as Oracle, we’re not small either. We view ourselves as appropriately nimble in the marketplace.

MR. CHARLES PHILLIPS: Well, that’s quite a bit to bring to the table. There have only been about 20 software companies in the world that got over a billion dollars in revenue, so this is a special achievement and we’re proud to be associated with it.

ORACLE CORPORATION

Oracle & Siebel Townhall Meeting

September 19, 2005

We bring a few things to the table as well, a broad suite of ERP applications and a lot of what those customers are trying to serve up on the front end, the process that they are trying to automate, the back end is a key part of that. So the quote to order process, for us to have the back end processes that we can display and connect and integrate with Siebel’s front end, and we can complete the process for customers and make it a lot easier.

The global support that I talked about this morning, 24x7 and you’re going to be talking about a little bit later. That’s incremental, and the actually 13,000 software developers we bring to the table. So the combination, the team that we create with Siebel and Oracle will solve a lot of customer problems.

Partners are excited about this and we think it’s a super combination. Hopefully you feel the same way.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005

ORACLE CORPORATION

Oracle & Siebel Townhall Meeting

September 19, 2005

annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.

ORACLE CORPORATION

Oracle & Siebel Townhall Meeting

September 19, 2005